SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

Publicly-held company

MATERIAL FACT

Braskem S.A. (B3 Ticker: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) ("Braskem" or the "Company"), further to the Material Facts dated August 18, 24 and 28, 2026, hereby informs its shareholders and the market in general that it was informed of a decision issued by the 2nd Bankruptcy and Judicial Reorganization Court of the Central Civil Court of the Judicial District of São Paulo (the "Extrajudicial Reorganization Court") in the records of the extrajudicial reorganization proceeding of the Company and certain of its subsidiaries (together with the Company, the "Debtors"). The Company has not yet been formally served notice of the decision, which remains pending official publication.

The Company is assessing the consequences and next steps and will keep the market informed of any material developments. The full text of the decision is available at the following https://filemanager-cdn.mziq.com/published/540b55c5-af99-45f7-a772-92665eb948e9/5d8effa1-cfab-4500-a73f-e9e01d5c20f2

São Paulo, September 25, 2026.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts and are based on the Company's management's current view and estimates of future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings on the Company's business, financial condition and results of operations. The words "anticipates", "believes", "estimates", "expects", "plans", "objective" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements regarding the possible outcome of legal and administrative proceedings, implementation of operating and financing strategies and investment plans, guidance for future operations, the objective of expanding its efforts to achieve the macro sustainable objectives disclosed by the Company, as well as factors or trends affecting the Company's financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on a number of assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, availability, development and affordability of new technologies. Any change in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact on the Company's business, employees, contractors, shareholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to the reports filed with the Brazilian Securities and Exchange Commission (CVM), in particular the factors discussed in the sections for a full discussion of the risks and other factors that may impact any forward-looking statements contained herein. This Material Fact is not an offering of securities for sale in Brazil, any securities may not be offered or sold in Brazil without registration or exemption from registration, any public offering of securities to be made in Brazil will be prepared by means of a prospectus that may be obtained from Braskem and which will contain detailed information about Braskem and the management, as well as the financial statements.